FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2006

VIDEOTRON LTD./VIDÉOTRON LTÉE
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 20-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending
March 31, 2006
VIDEOTRON LTD.
Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended March 31, 2006 of Videotron Ltd.

QUARTERLY REPORT
2006 FISCAL YEAR

VIDEOTRON LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three-Month Period
January 1, 2006 – March 31, 2006

May 18, 2006

VIDEOTRON LTD.
Interim Consolidated Financial Statements
(Unaudited)

Three-month periods ended March 31, 2005 and 2006

Financial Statements

Highlights	2

Management’s Discussion and Analysis	3

Interim Consolidated Statements of Operations	10

Interim Consolidated Statements of Shareholder’s Equity	11

Interim Consolidated Balance Sheets	12

Interim Consolidated Statements of Cash Flows	13

Notes to Interim Consolidated Financial Statements	14

1

Highlights

FINANCIAL DATA	Three-month period ended March 31,

(in thousands of Canadian dollars)	2005	2006

Revenues	$251,296	$301,562
Operating income (1)	99,224	117,752
Depreciation and amortization	39,657	46,508
Net income	31,230	34,585
Cash flows from operating activities	42,064	17,658
Acquisition of fixed assets	36,464	59,333

CUSTOMER STATISTICS	As of March 31,

	2005	2006

Homes passed (2)	2,383,443	2,426,105

Cable

Basic Cable Customers (3)	1,455,009	1,519,970
% Penetration (4)	61.0%	62.7%
Basic Cable, net additions	2,455	13,857

Digital Cable Customers	355,280	512,382
% Penetration (5)	24.4%	33.7%
Digital Cable, net additions	21,616	37,753

Internet Access

Cable Modem	529,999	681,823
% Penetration (4)	22.2%	28.1%
Cable Modem, net additions	27,369	43,852

Dial up	21,971	16,715
Dial up, net losses	(2,002)	(1,319)

Telephony

Cable Telephony Customers	14,866	226,954
% Penetration (4)	0.6%	9.4%
Cable Telephony Customers, net additions	12,731	64,005

(1)

We define operating income as net income before depreciation and amortization, financial expenses, dividend income from parent company, other items, income taxes and non-controlling interest in a susidiary.

See “— General” for more information on operating income.

(2)

Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by cable television distribution network in a given cable system service area in which the programming services are offered.

(3)	Basic customers are customers who received basic cable service, including analogue and digital customers.

(4)	Represents customers as a percentage of homes passed.

(5)	Represents digital customers as a percentage of basic customers.

2

MANAGEMENT’S DISCUSSION AND ANALYSIS

          This report contains forward-looking statements with respect to our financial condition, results of operations and business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. See “Item 3 - Key Information - Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005 for more information on factors that may affect actual results. Each of these forward-looking statements speaks only as of the date of this annual report. We will not update these statements unless the securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission (SEC), as described under “Item 10 - Additional Information - Documents on Display.” The following discussion and analysis provides information concerning our operating results and financial condition. This discussion should be read in conjunction with “Item 5 - Operating and Financial Review and Prospects” included in our annual report on Form 20-F for the year ended December 31, 2005 (filed on EDGAR at www.sec.gov) and our annual and interim consolidated financial statements and the notes thereto.

General

          This Management’s Discussion and Analysis contains an analysis of our consolidated financial position as of March 31, 2006 and the results of our operations and cash flows for the three-month periods ended March 31, 2005 and 2006. Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. Note 8 to our interim consolidated financial statements for the periods ended March 31, 2005 and 2006 contains discussions of the principal differences between Canadian GAAP and U.S. GAAP and the extent to which these differences affect our interim consolidated financial statements. All amounts are in Canadian dollars unless otherwise specified.

          We define operating income, as reconciled to net income under Canadian GAAP, as net income before depreciation and amortization, financial expenses, dividend income from our parent company, other items, income taxes, and non-controlling interest in a subsidiary. Operating income, as defined above, is not a measure of results that is consistent with Canadian or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, unusual items that are not readily comparable from year to year. Operating income is also commonly used in the sectors in which we operate, as well as by the investment community to analyze and compare companies. Our definition of operating income may not be identical to similarly titled measures reported by other companies. Operating income margin is operating income as a percentage of operating revenues.

3

Management’s Discussion and Analysis

          Average monthly revenue per user, or ARPU, is an industry metric that we use to measure our average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement under Canadian or U.S. GAAP, and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate ARPU by dividing our combined cable television, Internet access and telephony revenues by the average number of our basic cable customers during the applicable period, and then dividing that result by the number of months in the applicable period.

Recent Developments

          On January 1, 2006, we merged with Vidéotron Telecom ltd., or Vidéotron Telecom, a wholly owned indirect subsidiary of Quebecor Media. Combining Vidéotron Telecom’s telecommunication network and expertise with our commercial customer base enables us to offer additional bundled services, with the objective that this will result in new business opportunities. This reorganization is a continuation of the existing collaboration between us and Vidéotron Telecom on, among other things, our Voice over IP (VoIP) telephony and fibre network development, and reflects a corporate strategy to improve operating efficiency. This transaction has been accounted for using the continuity of interest method and, accordingly, the previous periods have been restated to include the results of operations and the financial position of the companies as if they always have been merged. Also on January 1, 2006, our subsidiary Vidéotron (Régional) ltée was merged with CF Cable Inc., which had no impact on our interim consolidated statements.

          On January 1, 2005, our subsidiary Vidéotron TVN inc., or Vidéotron TVN was liquidated into Vidéotron Ltée. This transaction had no impact on our interim consolidated financial statements.

          On September 20, 2005, we announced that we had signed a strategic relationship agreement with Rogers Wireless, the operator of Canada’s largest integrated wireless voice and data network which will enable us to offer Québec consumers a quadruple play of television, broadband Internet, cable telephony and Vidéotron branded mobile wireless services. We will operate as a Mobile Virtual Network Operator, or MVNO, utilizing wireless voice and data services provided by Rogers Wireless across its GSM/GPRS network. We currently intend to launch our mobile wireless offering during the second half of 2006, with services to include international roaming and popular options. We will be responsible for acquiring and billing customers, as well as for providing customer support under our own brand.

Three Months Ended March 31, 2006 Compared with Three Months Ended March 31, 2005

Revenues

          Consolidated operating revenues for the first quarter ended March 31, 2006 were $301.6 million compared with $251.3 million for the same period in 2005, representing an increase of $50.3 million (20.0%).

          Cable television revenues for the first quarter ended March 31, 2006 increased by $14.7 million (9.8%) as compared with the same period in 2005. This growth was primarily due to an increase of 59,741 in the average number of basic cable customers over the average number in the first quarter ended March 31, 2005, higher buying rates for our video-on-demand and pay-TV products, as well as to more lucrative sales packages and the price increases gradually implemented at the beginning of March 2005 and March 2006, partially offset by lower revenues from customer equipment rentals and higher bundling discounts due to the increase in cable telephony customers. In the first quarter of 2006, we recorded a net gain of 13,857 cable television customers (0.9%), the best performance in a first quarter since 1999, bringing the number of our basic cable customers to 1,519,970, versus an increase of 2,455 customers (0.2%) and a total of 1,455,009 basic cable customers for the first quarter ended March 31, 2005. During the first quarter ended March 31, we also increased the number of our digital customers by 37,753 (8.0%), the best first quarter since the launch of the service, compared with an increase of 21,616 (6.5%) for the same period in 2005. For the first quarter ended March 31, 2006, ARPU for our cable television services increased from $34.27

4

Management’s Discussion and Analysis

to $36.15, reflecting more profitable sales packages, price increases, and the migration from analog to digital.

          Internet revenues for the first quarter ended March 31, 2006 increased by $15.3 million (24.2%), mainly due to an increase of 144,156 in the average number of cable-modem Internet customers over the average number in the same period ended March 31, 2005, along with increased revenues from over-consumption (charges related to the use of services beyond the usage limit stipulated in the contracts with our customers). The number of cable-modem Internet customers increased by 43,852 (6.9%) to 681,823 as of March 31, 2006, compared with an increase of 27,369 (5.4%) to 529,999 customers for the same period in 2005. This growth was also our best performance in a first quarter since the launch of the service. For the first quarter ended March 31, 2006, ARPU for our Internet services slightly decreased from $39.11 to $38.65. This decline was due primarily to a higher proportion of customers opting for lower-priced packages, partially offset by price increases.

          Cable telephony revenues for the first quarter ended March 31, 2006 increased by $18.0 million, mainly due to an average of 192,502 customers in the first quarter in 2006, versus 5,806 customers for the same period in 2005. This product was commercially launched on January 2005 in the South Shore of Montréal and was gradually extended to other areas. As of March 31, 2006, the service was available to 68% of our homes passed by cable. The number of cable telephony customers increased by 64,005 (39.3%) to 226 954 in the first quarter ended March 31, 2006, compared with an increase of 12,731 to 14,866 customers for the same period in 2005. For the first quarter ended March 31, 2006, ARPU for our cable telephony services was $31.72.

          Business solution revenues for the first quarter ended March 31, 2006 were $18.7 million compared with $19.2 million for the same period in 2005, representing a decrease of $0.5 million (-2.5%), mainly due to the restructuring of a contract with an affiliated company.

          Revenues from video stores for the first quarter ended March 31, 2006 decreased by $0.8 million (-6.0%), mainly due to lower video rentals, retail sales and royalties. These reductions were partially offset by the acquisition of new stores in 2005 and 2006.

          Other revenues, which represent mainly sales of equipment to customers, increased by $3.5 million to $9.4 million for the first quarter ended March 31, 2006, compared with $5.9 million for the same period in 2005. This increase was mainly due to a higher sales volume of digital set-top boxes, offset by lower selling prices.

Direct Costs and Operating, General and Administrative Expenses

          Direct costs increased by $12.4 million (19.3%) to reach $76.5 million for the first quarter ended March 31, 2006, versus $64.1 million for the same period in 2005. Direct costs for cable television services, which consist primarily of programming costs, increased by $7.3 million for the first quarter ended March 31, 2006, due to a larger number of customers, a higher penetration of digital customers, and the addition of more free content on our video-on-demand service. Most of the programming fees paid for Canadian services that we distribute are at fixed rates per customer for the duration of the contracts. Internet access direct costs for the first quarter ended March 31, 2006 increased by $0.6 million, due to a greater number of Internet access customers and an increase in bandwidth use per customer. This increase was offset by the lower cost of the bandwidth. Direct costs for telephony services, consisting of long distance, 911 fees, portability fees and others, increased by $1.8 million, due to the growth in the number of customers. Other costs increased by $2.7 million, mainly due to the greater number of set-top boxes sold, offset by lower acquisition costs for such equipment and a more favourable exchange rate on the U.S. dollar.

          Operating, general and administrative expenses increased by $19.4 million (22.0%) to reach $107.3 million for the first quarter ended March 31, 2006, compared with $87.9 million for the same period in 2005. This increase was mainly due to additional resources required to launch our telephony products, as well as growth in our customer base in Internet access and cable television services. Regulatory contributions and management fees also increased compared to the same period in 2005.

5

Management’s Discussion and Analysis

Operating Income

          Operating income for the first quarter ended March 31, 2006 was $117.8 million, compared with $99.2 million for the same period in 2005, representing an increase of $18.6 million (18.7%). Operating income margin decreased to 39.0% for the first quarter ended March 31, 2006 from 39.5% for the same period in 2005. This reduction was mainly due to higher bundling discounts and an increase in programming costs. Subsidies on equipment sold to customers amounted to $6.6 million (2.3% of sales) for the first quarter ended March 31, 2006, compared with $5.6 million (2.3% of sales) for the same period in 2005. We provided our definition operating income above and a reconciliation of operating income to net income is provided in “Item 3 - Key Information - Selected Financial Data” in our annual report on Form 20-F for the year ended December 31, 2005.

Depreciation and Amortization

          Depreciation and amortization expenses for the first quarter ended March 31, 2006 were $46.5 million compared with $39.7 million for the same period in 2005, representing an increase of $6.8 million (17.3%), due to an increase in the acquisition of fixed assets, mostly related to telephony and Internet access services.

Financial Expenses and Dividend Income

          Financial expenses for the first quarter ended March 31, 2006 were $19.8 million, as compared with $15.2 million for the same period in 2005, representing an increase of $4.6 million (30.5%). This increase was attributable to an increase in interest expenses on our long-term debt due to our new 6 3/8% Senior Notes due December 15, 2015, issued on September 16, 2005 and the utilization of our credit facilities. See “Liquidity and Capital Resources - Sources of Liquidity and Capital Resources - Capital Market Debt Financing.” This increase was partially offset by a favourable change in the fair value of interest rate swaps in the amount of $1.5 million in the first quarter of 2005, compared with none in 2006.

Income Taxes

          Income tax expenses for the first quarter ended March 31, 2006 were $16.8 million, compared with $13.2 million for the same period in 2005, representing an effective tax rate of 32.7% compared with 29.6% in 2005, due to an increase in the enacted tax rate.

Net Income

          Net income was $34.6 million for the first quarter ended March 31, 2006, as compared with $31.2 million for the same period in 2005, an increase of $3.4 million (10.7%).

Liquidity and Capital Resources

Uses of Liquidity and Capital Resources

          Our principal liquidity and capital resource requirements consist of:

•	capital expenditures to maintain and upgrade our network in order to support the growth of our customer base and the launch and expansion of new or additional services;

•	the service and repayment of our debt; and

•	distributions to our shareholder.

          Capital Expenditures. During the first quarter ended March 31, 2006, we invested $59.3 million in fixed assets, compared with $36.5 million for the same period in 2005, an increase of $22.8 million. This growth was due to $21.0 million in capital investment in our telephony services, compared with $5.6 million for the same period in 2005, higher HFC cable network modernizations

6

Management’s Discussion and Analysis

and higher investments in our Internet network. We continue to focus on success-driven capital spending and on maintaining our network in a very good condition.

          Our strategy of maintaining a leadership position by offering the suite of products and services currently offered and launching new and advanced products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. We have therefore implemented a modernization program to upgrade our networks in Québec City and in the central region of Québec from a bandwidth of 480 MHz to 750 MHz or greater. We expect to complete the Québec City modernization at the end of 2006 and the central region in the summer of 2007, which will bring approximately 94% of our network in Québec to an upgraded bandwidth of 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever-increasing speed of Internet access and increasing demand for our new VoIP telephony service, we are currently considering a number of alternatives as to how best to address these increasing network capacity requirements resulting from higher demand for such advanced products and services. Pursuing one or more of these alternatives would require us to make substantial investments in our network in the coming years.

          Service and Repayment of Our Debt. During the first quarter ended March 31, 2006, we made cash interest payments of $47.6 million, compared with $34.4 million for the same period in 2005. The increase is mainly due to interest paid consequently to the reimbursement of the $150.0 million subordinated loan with Quebecor Media, offset by interest paid in 2005 on the Senior Secured First Priority Notes of our subsidiary, CF Cable TV Inc., or the CF Cable notes, which were reimbursed on July, 2005.

          On January 17, 2006, we reimbursed the principal amount of the subordinated loan and all interest owed at that date to Quebecor Media for a total consideration of $168.0 million.

          Distributions to our Shareholder. During the first quarter ended March 31, 2006, we paid $93.7 million to our sole shareholder, Quebecor Media in respect of a reduction of paid-up capital, compared with a payment of dividends of $10.0 million for the same period in 2005. See Note 6 to our interim consolidated financial statements for the three-month periods ended March 31, 2005 and 2006. We expect to make distributions to our shareholder in the future, subject to the terms of our indebtedness and applicable laws.

          Contractual Obligations and Other Commercial Commitments Our material obligations under firm contractual arrangements, including commitments for future payments under our credit facilities, our various Notes and operating lease arrangements, as of December 31, 2005, are disclosed in notes 13, 16 and 17 to our annual consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 and in notes 15 and 18 to Vidéotron Télécom ltée annual financial statements for the years ended December 31, 2004 and 2005. Except for the borrowing on our credit facilities, there have been no significant changes to our material contractual obligations and other commercial commitments since December 31, 2005. See also note 9 to our interim consolidated financial statements for the three months ended March 31, 2005 and 2006.

Sources of Liquidity and Capital Resources

          Our primary sources of liquidity and capital resources are:

•	funds from operations;

•	financing from related party transactions;

•	capital markets debt financing; and

•	our credit facilities.

          Funds from Operations. Cash flow from operations before changes in non-cash operating items amounted to $101.2 million for the first quarter ended March 31, 2006, compared with $83.2 million for the same period in 2005. This $18.0 million increase is mainly due to higher operating income. Cash used by the changes in non-cash operating items was $83.6 million for the

7

Management’s Discussion and Analysis

first quarter ended March 31, 2006, compared with $41.2 million for the same period in 2005, representing an increase of $42.4 million. The variation in non-cash operating items was mainly due to payments to affiliated companies and timing variations on our accounts receivable from affiliated companies. Cash provided by operating activities during the first quarter ended March 31, 2006 was $17.7 million, compared with $42.1 million for the same period in 2005, representing a decrease of $24.4 million (58.0%).

          Financing from Related Party Transactions. During the year ended December 31, 2004, we acquired income tax assets from Quebecor Media of $62.0 million, of which $55.5 million was recorded as future income tax assets and $6.5 million as income taxes receivable. The consideration, paid in 2005 to Quebecor Media, amounted to $35.2 million and the difference of $26.8 million was credited to contributed surplus.

          Credit Facilities. On January 17, 2006, we drew $237.0 million on our revolving credit facility to reimburse the capital and interest of the subordinated loan to the parent company and paid 83.7 million as a reduction of paid-up capital. As at March 31, 2006, we had an outstanding balance of $245.0 million on this facility.

          We believe that, based on our current levels of operations and anticipated growth, our cash from operations, together with other available sources of liquidity described above, will be sufficient to fund our currently anticipated capital expenditures and to make the required payments of principal and interest on our debt, including payments due on our 6 7/8% Senior Notes, due January 15, 2014, and our 6 3/8% Senior Notes due December 15, 2015, as well as under our credit facilities. We also expect, to the extent permitted by the terms of our indebtedness and applicable laws, to make distributions to our shareholder in the future.

Critical Accounting Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Consequently, actual results could differ from these estimates. We believe that all of our critical accounting estimates are as described in our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005, included in our annual report on Form 20-F filed for the year ended December 31, 2005, and that there has been no change in such critical accounting estimates since December 31, 2005.

Risks and Uncertainties

          In the normal course of business, we are exposed to fluctuations in interest and exchange rates. We manage this exposure through staggered maturities and a balance of fixed and variable rate obligations. As of March 31, 2006, we were using derivative financial instruments to reduce our exchange and interest rate exposure. There have been no significant changes in our exposure to fluctuations in interest and exchanges rates since December 31, 2005.

          While these agreements expose us to the risk of non-performance by a third party, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of our counterparties. A description of the financial derivatives used by us as of December 31, 2005 is provided in note 1(j) to our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005, and in “Item 11 - Quantitative and Qualitative Disclosure about Market Risk” in our annual report on Form 20-F for the year ended December 31, 2005.

          Concentration of credit risk with respect to trade receivables is limited due to our large customer base and low receivable amounts from individual customers. As of March 31, 2006, we had no significant concentration of credit risk.

8

Management’s Discussion and Analysis

Regulation

          We are subject to extensive government regulation, mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both managed by the Canadian Radio-television and Telecommunications Commission (CRTC). Changes to the regulations and policies governing broadcast television, specialty channels and program distribution through cable and direct broadcast satellite services, Internet service providers, VoIP services, as well as the introduction of new regulations or policies or terms of license or treatment of the tax deductibility of advertising expenditures, could have a material effect on our business, financial condition or results of operations. The significant government regulations, which affect our operations, are summarized in our annual report on Form 20-F for the year ended December 31, 2005.

          On April 6, 2006, the CRTC issued a long-awaited decision setting out the framework for the forbearance from regulation of local exchange services offered by the incumbent telephone companies. Most notably, the CRTC has determined that (i) residential local exchange services and business local exchange services are in different relevant markets; (ii) the relevant geographic market for local forbearance analysis is the census metropolitan area (for urban markets) and the sub-provincial economic region (for rural markets); and (iii) the incumbent carrier must suffer a 25% market share loss in the relevant market, in addition to satisfying a range of criteria related to the availability and quality of provision of services to competitors, before forbearance can be sought in any given market. The CRTC also reduced the residential “no contact” period under the local incumbent winback restrictions from 12 months to 3 months, and indicated it is predisposed to favourably consider applications for complete removal of these restrictions in a given market once the incumbent has suffered a 20% market share loss.

New Accounting Policies

          During the three months ended March 31, 2006, there have been no changes to our critical accounting policies from those described in our annual consolidated financial statements for the years ended December 31, 2003, 2004 and 2005, included in our annual report on Form 20-F filed for the year ended December 31, 2005.

9

VIDEOTRON LTD.
Interim Consolidated Statements of Operations
(Unaudited)

Three-month periods ended March 31, 2005 and 2006
(in thousands of Canadian dollars)

	2005	2006

	(Restated - see note 2)
Operating revenues:
Cable television	$149,503	$164,206
Internet	63,273	78,582
Business solution	19,175	18,696
Telephony	310	18,320
Video stores	13,116	12,323
Other	5,919	9,435

	251,296	301,562

Direct costs	64,126	76,513

Operating, general and administrative expenses	87,946	107,297

Depreciation and amortization	39,657	46,508

Financial expenses (note 3)	15,166	19,794

Income before income taxes and non-controlling interest in a subsidiary	44,401	51,450

Income taxes (note 4):
Current	1,356	531
Future	11,799	16,302

	13,155	16,833

	31,246	34,617

Non-controlling interest in a subsidiary	16	32

Net income	$31,230	$34,585

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Shareholder’s Equity
(Unaudited)

Three-month periods ended March 31, 2005 and 2006
(in thousands of Canadian dollars)

	Common capital stock	Contributed surplus	Deficit	Total shareholder’s equity

Balance as at December 31, 2004 (restated - see note 2)	$333,593	$576,934	$(628,465)	$282,062

Net income	—	—	31,230	31,230

Dividend	—	—	(10,000)	(10,000)

Balance as at March 31, 2005 (restated - see note 2)	333,593	576,934	(607,235)	303,292

Transfer of tax deductions from a company controlled by the ultimate parent company	—	23	—	23

Net income	—	—	82,478	82,478

Dividend	—	—	(200,000)	(200,000)

Balance as at December 31, 2005 (restated - see note 2)	333,593	576,957	(724,757)	185,793

Reduction of paid-up capital (note 6)	(93,749)	—	—	(93,749)

Net income	—	—	34,585	34,585

Balance as at March 31, 2006	$239,844	$576,957	$(690,172)	$126,629

See accompanying notes to unaudited interim consolidated financial statements.

11

VIDEOTRON LTD.
Interim Consolidated Balance Sheets
(Unaudited)

As at December 31, 2005 and March 31, 2006
(in thousands of Canadian dollars)

	December 31, 2005	March 31, 2006

	(Audited) (Restated - see note 2)
Assets
Current assets:
Cash and cash equivalents	$32,850	$1,377
Marketable securities	40,496	40,500
Accounts receivable	117,092	113,820
Amounts receivable from affiliated companies	8,352	12,858
Income taxes receivable	845	824
Inventories	29,365	24,381
Prepaid expenses	7,110	12,002
Future income taxes	76,607	73,737

	312,717	279,499

Fixed assets	1,151,818	1,167,513
Goodwill	438,682	438,682
Other assets	43,849	42,946
Future income taxes	36,713	3,159

	$1,983,779	$1,931,799

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$6,152	$6,953
Bank indebtedness	—	9,486
Accounts payable and accrued liabilities	227,808	161,004
Amounts payable to affiliated companies	43,132	25,429
Deferred revenue	116,696	124,195
Income taxes payable	882	587

	394,670	327,654

Deferred revenues	22,033	21,483
Pension plan accrued liability	7,090	7,313
Forward exchange contract and interest rate swaps	73,835	69,658
Future income tax liabilities	175,748	155,626
Retractable preferred shares (note 6)	2,229	2,229
Long-term debt (note 5)	1,121,697	1,220,491
Non-controlling interest in subsidiaries	684	716

	1,797,986	1,805,170

Shareholder’s equity:
Common shares (note 6)	333,593	239,844
Contributed surplus	576,957	576,957
Deficit	(724,757)	(690,172)

	185,793	126,629

	$1,983,779	$1,931,799

Contingencies (note 9)

See accompanying notes to unaudited interim consolidated financial statements.

On behalf of the Board:

12

VIDEOTRON LTD.
Interim Consolidated Statements of Cash Flows
(Unaudited)

Three-month periods ended March 31, 2005 and 2006
(in thousands of Canadian dollars)

	2005	2006

	(Restated - see note 2)
Cash flows from operating activities:
Net income	$31,230	$34,585
Adjustments for the following items:
Depreciation and amortization	42,067	50,335
Future income taxes	11,799	16,302
Non-controlling interest in a subsidiary	16	32
Amortization of debt premium and discount	(701)	(383)
Change in fair value of interest rate swaps (note 3)	(1,455)	(21)
(Gain) loss on disposal of fixed assets	(24)	99
Loss on foreign currency denominated debt	314	—
Other	—	296

Cash flows from operations	83,246	101,245

Net change in non-cash operating items:
Accounts receivable	14,889	3,272
Current income taxes	3,442	(275)
Amounts receivable from and payable to affiliated companies	16,686	(22,169)
Inventories	3,420	4,984
Prepaid expenses	(5,882)	(4,797)
Accounts payable and accrued liabilities	(63,157)	(68,546)
Pension plan accrued liability	132	223
Deferred revenue	(8,074)	6,949
Other assets	(2,638)	(3,228)

	(41,182)	(83,587)

Cash flows from operating activities	42,064	17,658

Cash flows from investing activities:
Acquisition of fixed assets	(36,464)	(59,333)
Net change in other assets	(230)	(418)
Proceeds from disposal of fixed assets and investments	216	131
Proceeds from disposal (acquisition) of marketable securities	852	(4)
Payment of tax deductions to the parent company	(35,200)	—
Acquisition of video stores	—	(95)

Cash flows used in investing activities	(70,826)	(59,719)

Cash flows from financing activities:
Increase in long-term debt	—	245,000
Financing cost on long-term debt	(1,209)	—
Repayment of the subordinated loan to parent company	—	(150,000)
Payment of interest rate swaps	(1,017)	(950)
Reduction of paid-up capital	—	(93,749)
Dividend to parent company	(10,000)	—

Cash flows from (used in) financing activities	(12,226)	301

Net change in cash and cash equivalents	(40,988)	(41,760)

Cash and cash equivalents at beginning of period	31,580	26,698

Cash and cash equivalents at end of period	$(9,408)	$(15,062)

Cash and cash equivalents are comprised of:
Cash and cash equivalents	$6,211	$1,377
Bank indebtedness	—	(9,486)
Issued and outstanding cheques	(15,619)	(6,953)

	$(9,408)	$(15,062)

See accompanying notes to unaudited interim consolidated financial statements.

13

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three-month periods ended March 31, 2005 and 2006
(in thousands of Canadian dollars)

1.	Basis of presentation and accounting changes:

The Company is a cable services provider in the Province of Québec for pay-television services, Internet access and telephony services. It also provides business telecommunication services and operates the largest chain of video stores in Québec and a chain of video stores in Ontario and in the Atlantic provinces.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the December 31, 2005 audited consolidated financial statements and the notes below. These interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, considered necessary for fair presentation.

2.	Business reorganization:

On January 1, 2006, a company under common control, Videotron Telecom Ltd., merged with the Company. This transaction has been accounted for using the continuity of interest method, and the results of operations and financial position of Videotron Telecom Ltd. have been included in these consolidated financial statements as if the two companies had always been combined. Comparative figures have been restated from statements previously presented.

14

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2005 and 2006
(in thousands of Canadian dollars)

3.	Financial expenses:

	March 31, 2005	March 31, 2006

	(Restated - see note 2)
Third parties:
Interest on long-term debt	$15,207	$19,796
Amortization of deferred financing costs	483	490
Amortization of debt premium and discount	(701)	(383)
Change in fair value of interest rate swaps	(1,455)	(21)
Loss on foreign currency denominated long-term debt	314	—
Loss (gain) on foreign currency denominated short-term monetary items	12	(120)
Other interest and penalty charges	91	17

	13,951	19,779

Interest income	(406)	(374)

	13,545	19,405

Parent company:
Interest expense	1,621	389

	$15,166	$19,794

The interest paid in the three-month periods ended March 31, 2005 and 2006 amounted to $34.4 million and $29.6 million, respectively.

The interest paid to parent company amounted to nil in 2005 and $18.0 million in 2006.

15

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2005 and 2006
(in thousands of Canadian dollars)

4.	Income taxes:

The following schedule reconciles income taxes computed on income before income taxes and non-controlling interest in a subsidiary, based on the consolidated basic income tax rate and the effective income tax rate:

	March 31, 2005	March 31, 2006

	(Restated - see note 2)

Income taxes based on the combined federal and provincial basic income tax rate of 32.02% (2005 - 31.02%)	$13,773	$16,474
Change due to the following items:
Federal large corporation taxes	734	449
Non-deductible charges and/or loss deductible at a lower rate for which the tax benefit was not recorded	(29)	8
Other	(1,323)	(98)

	$13,155	$16,833

Income taxes paid in the three-month periods ended March 31, 2005 and 2006 amounted to $2.2 million (restated) and $0.7 million.

5.	Long-term debt:

	December 31, 2005	March 31, 2006

Bank facility (a):
Revolving credit	$—	$245,000
Senior Notes	971,697	975,491
Subordinated loan - Quebecor Media Inc. (b)	150,000	—

Long-term portion of the long-term debt	$1,121,697	$1,220,491

(a)	Bank facility:

The bank credit facility, bearing interest at Bankers’ Acceptances and Canadian prime rates plus, in each case, a margin depending upon Videotron Ltd.’s leverage ratio, is secured by a first-ranking hypothec on the universality of all tangible and intangible assets, current and future, of Videotron Ltd. and its subsidiaries.

16

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2005 and 2006
(in thousands of Canadian dollars)

5.	Long-term debt (continued):

	(a)	Bank facility (continued):

The credit facilities contain usual covenants, such as maintaining certain financial ratios and certain restrictions as to the payment of dividends and acquisitions and disposals of assets. The unused amount under the revolving facility is $205.0 million as at March 31, 2006 and $450.0 million as at December 31, 2005. The revolving facility will be repayable in full in November 2009.

	(b)	Subordinated loan to a subsidiary - Quebecor Media Inc.:

On January 17, 2006, the Company reimbursed the principal amount of the subordinated loan and all interest owed at that date to Quebecor Media Inc. for a total consideration of $168 million.

Minimum principal payments on long-term debt in each of the next five years are as follows:

2007	$—
2008	—
2009	245,000
2010	—
2011	—
2012 and thereafter	975,491

6.	Share capital:

On January 1, 2006, following the amalgamation, the Company modified its article as follows:

New authorized share capital:

An unlimited number of common shares, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E and Series F, without par value, ranking prior to the common shares with regard to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regard to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the Class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable

17

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2005 and 2006
(in thousands of Canadian dollars)

6.	Share capital (continued):

		December 31, 2005		March 31, 2006

		Common shares	Retractable preferred shares	Common shares	Retractable preferred shares

		(in thousands of Canadian dollars)
	Issued and paid:
	2,515,276 common shares (2005 -13,690,089)	$333,593	$—	$239,844	$—
	2 preferred shares, Series B (2005 - 2 Class C shares)	—	2,229	—	2,229
	170,000 preferred shares, Series G	—	—	—	—

		$333,593	$2,229	$239,844	$2,229

	On January 1, 2006, the 13,690,089 common shares previously issued have been converted into 2,515,276 common shares of the new authorized share capital.

	On January 1, 2006, the 2 Class C shares previously issued were converted into 2 preferred shares Series B of the new authorized share capital.

On January 17, 2006 and March 6, 2006, the Company reduced the paid-up capital of the common shares by $83.7 million and $10.0 million, respectively. Those amounts have been paid to the parent company.

	The preferred shares Series G are owned by Groupe de Divertissement SuperClub Inc., a wholly-owned subsidiary of the Company, and are eliminated upon consolidation.

7.	Employee future benefits:

	The following table presents the Company’s net benefit costs:

		2005	2006

		(Restated - see note 2)

	Net benefit costs	$1,772	$2,570

18

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which are different in some respects from those in the United States (“US GAAP”), as described below. The following tables set forth the impact of significant differences between Canadian GAAP and US GAAP on the Company’s consolidated financial statements, including disclosures that are required under US GAAP.

Consolidated Statements of Operations

For the three-month periods ended

	March 31, 2005	March 31, 2006

	(Restated - note 2)

Net income for the period based on Canadian GAAP	$31,230	$34,585

Adjustments:
Push-down basis of accounting (i)	(2,130)	(2,117)
Development and pre-operating costs (iii)	98	(89)
Accounting for derivative instruments and hedging activities (iv)	(52)	(2,921)
Income taxes (v)	(31)	3,197

Net income for the period based on US GAAP	29,115	32,655

Other comprehensive loss (vi):
Accounting for derivative instruments and hedging activities (iv)	(7,966)	13
Income taxes	—	(306)

Comprehensive income based on US GAAP	$21,149	$32,362

Accumulated other comprehensive loss at beginning of period	$(15,408)	$(22,858)

Change in the period	(7,966)	(293)

Accumulated other comprehensive loss at end of period	$(23,374)	$(23,151)

19

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Shareholder’s Equity

As at

	December 31, 2005	March 31, 2006

	(Restated - see note 2)

Shareholder’s equity based on Canadian GAAP	$185,793	$126,629

Cumulative adjustments:
Push-down basis of accounting (i)	4,499,157	4,497,040
Goodwill impairment (ii)	(2,274,627)	(2,274,627)
Development and pre-operating costs (iii)	(2,692)	(2,781)
Accounting for derivative instruments and hedging activities (iv)	(26,288)	(29,196)
Income taxes (v)	13,630	16,521
Pension and postretirement benefits (vii)	(153)	(153)

Shareholder’s equity based on US GAAP	$2,394,820	$2,333,433

(i)	Push-down basis of accounting (restated - see note 2)

The basis of accounting used in the preparation of these financial statements under US GAAP reflects the push-down resulting from the acquisition of the Company and its subsidiaries on October 23, 2000 by Quebecor Media Inc. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

The principal adjustments, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical consolidated financial statements of the Company to reflect the parent’s cost basis, were:

	(a)	The carrying values of fixed assets were increased by $110.8 million;

(b)

The deferred charges related to financing fees and exchange losses on long-term debt have been written off to reflect the fair value of the assumed long-term debt, and further reduction in deferred charges was recorded for a total amount of $22.6 million;

	(c)	Accrued charges increased by $41.5 million;

20

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

	(i)	Push-down basis of accounting (continued)

(d) Future income tax liability increased by $24.4 million; and

(e)

The $4,631.1 million excess of parent’s cost over the value assigned to the net assets of the Company at the date of acquisition has been recorded as goodwill and $4,653.4 million was credited as contributed surplus. In 2004, the Company and its parent materialized income tax benefits in the amount of $84.3 million which had not been recognized at the date of acquisition. Therefore, goodwill has been decreased by $84.3 million, contributed surplus has been decreased by $67.4 million and income tax expense for US GAAP purposes has been increased by $16.9 million.

	(ii)	Goodwill impairment

The accounting requirements for goodwill under Canadian GAAP and US GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under US GAAP, an impairment loss recognized as a result of transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the statement of operations above the caption “net income”.

	(iii)	Development and pre-operating costs

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

21

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(iv)	Accounting for derivative instruments and hedging activities

The Company adopted, at the beginning of 2001, Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended (SFAS 133), which establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value, with changes in fair value recorded in the statement of operations unless, the instrument is effective and qualifies for hedge accounting. As of the adoption date, the Company did not hold any of these instruments. Under Canadian GAAP, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged position. Furthermore, under Canadian GAAP, the change in foreign exchange rate on long-term foreign currency denominated instrument is recorded either as an asset or liability when hedge accounting is used. Under US GAAP, these changes are recorded in the statement of operations or other comprehensive income based on whether a hedging relationship has been established which qualifies as a hedging relationship under US GAAP.

(v)	Income taxes

This adjustment represents the tax impact of the US GAAP adjustments. Furthermore, under Canadian GAAP, income taxes are measured using substantially enacted tax rates, while, under US GAAP, measurement is based on enacted tax rates.

(vi)	Comprehensive income

Comprehensive income is presented in accordance with FAS No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder’s equity related to the accrued pension benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets and to changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges.

22

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(vii)	Pension and postretirement benefits

The accounting requirements for pension and postretirement benefits under Canadian GAAP and US GAAP are similar in all material respects. However, under US GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded as a separate component of shareholder’s equity under the caption “other comprehensive income”.

(viii)	Guaranteed debt

The combined information below has been presented in accordance with the requirements of the Securities and Exchange Commission for guarantor financial statements.

The Company’s Senior Notes due 2014 and 2015 (note 5) are guaranteed by specific subsidiaries of the Company (the “Subsidiary Guarantors”). The accompanying condensed consolidated financial information as at December 31, 2005 and March 31, 2006 and for the three-month periods ended March 31, 2005 and 2006 has been prepared in accordance with US GAAP. The information under the column headed “Consolidated Guarantors” is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed “Videotron Ltd.” Each Subsidiary Guarantor is wholly-owned by the Company. All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law).

The main subsidiaries included under the column “Subsidiary Guarantors” are CF Cable TV Inc. and Le SuperClub Vidéotron Ltée and its subsidiary, Groupe de Divertissement SuperClub Inc.

The “Subsidiary Non-Guarantors” is Société d’Édition et de Transcodage T.E. Ltée.

23

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

As at December 31, 2005

	Videotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(in thousands of Canadian dollars) (restated - see note 2)
Assets
Current assets:
Cash and cash equivalents	$31,025	$1,109	$716	$—	$32,850
Marketable securities	40,000	—	496	—	40,496
Accounts receivable	108,383	8,018	691	—	117,092
Amounts receivable from affiliated companies	223,491	249,256	49	(464,444)	8,352
Income taxes receivable	431	301	113	—	845
Inventories and prepaid expenses	29,998	6,304	173	—	36,475
Future income taxes	62,778	13,829	—	—	76,607

	496,106	278,817	2,238	(464,444)	312,717

Fixed assets	1,038,403	233,167	3,285	(391)	1,274,464
Goodwill	1,903,756	445,040	—	233,711	2,582,507
Other assets	414,870	178,264	—	(567,500)	25,634
Future income taxes	34,337	2,376	—	—	36,713

Total assets	$3,887,472	$1,137,664	$5,523	$(798,624)	$4,232,035

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$5,481	$631	$40	$—	$6,152
Accounts payable and accrued liabilities	330,391	32,354	542	(142)	363,145
Amounts payable to company under common control	42,742	464,537	155	(464,302)	43,132
Deferred revenue and prepaid services	94,874	21,640	182	—	116,696
Income taxes payable	750	132	—	—	882

	474,238	519,294	919	(464,444)	530,007

Future income taxes	151,702	51,995	261	—	203,958
Long-term deferred revenue	4,821	1,655	26	—	6,502
Retractable preferred shares	2,229	—	—	—	2,229
Long-term debt	1,093,835	25,969	—	(25,969)	1,093,835
Non-controlling interest in a subsidiary	—	—	—	684	684

	1,726,825	598,913	1,206	(489,729)	1,837,215
Shareholder’s Equity:
Share capital	503,591	165,001	25	(335,024)	333,593
Contributed surplus	4,466,821	708,538	462	(3,400)	5,172,421
(Deficit) retained earnings	(2,787,060)	(334,635)	3,830	29,529	(3,088,336)
Other comprehensive loss	(22,705)	(153)	—	—	(22,858)

	2,160,647	538,751	4,317	(308,895)	2,394,820

	$3,887,472	$1,137,664	$5,523	$(798,624)	$4,232,035

24

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the three-month period ended March 31, 2005

	Videotron Ltd.	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(restated - see note 2)

Revenues	$197,024	$13,174	$42,667	$(379)	$252,486

Direct cost	46,129	4,500	13,546	(49)	64,126

Operating and administrative expenses	71,988	5,126	12,534	(330)	89,318

Depreciation and amortization	36,749	419	5,394	—	42,562

Financial expenses	9,158	3,699	2,539	(245)	15,151

Dividend income from related companies	—	(3,717)	—	3,717	—

Income (loss) before the undernoted	33,000	3,147	8,654	(3,472)	41,329

Income taxes	9,286	(135)	3,000	47	12,198

	23,714	3,282	5,654	(3,519)	29,131

Share in the results of a company subject to significant influence	3,347	—	23	(3,370)	—

Non-controlling interest	—	—	—	(16)	(16)

Net income (loss)	$27,061	$3,282	$5,677	$(6,905)	$29,115

25

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the three-month period ended March 31, 2005

			Subsidiary	Adjustments
	Videotron	Subsidiary	non-	and
	Ltd.	guarantors	guarantors	eliminations	Consolidated

	(restated - see note 2)

Cash flows from operating activities:
Net income (loss)	$27,061	$3,282	$5,677	$(6,905)	$29,115
Items not involving cash:
Depreciation and amortization	37,165	1,143	5,393	—	43,701
Future income taxes	7,955	53	2,787	47	10,842
(Gain) loss on disposal of fixed assets	(67)	37	6	—	(24)
Loss on foreign currency denominated debt	—	—	269	45	314
Other	(34,699)	—	376	3,094	(31,229)
Net change in non-cash operating working capital	(7,267)	(2,510)	(1,062)	2	(10,837)

	30,148	2,005	13,446	(3,717)	41,882

Cash flows from investing activities:
Acquisition of fixed assets	(31,323)	(408)	(4,733)	—	(36,464)
Net change in other assets	(15)	(33)	—	—	(48)
Proceeds from disposals of fixed assets	171	45	—	—	216
Proceeds from disposal of short-term investments	—	—	852	—	852
Payment of tax deductions to the ultimate parent company	(25,800)	—	(9,400)	—	(35,200)
Cash transfer pursuant to the liquidation of a subsidiary	(533)	533	—	—	—
Other	1,456	(1,573)	117	—	—

	(56,044)	(1,436)	(13,164)	—	(70,644)

Cash flows from financing activities:
Financing cost on long-term debt	(1,209)	—	—	—	(1,209)
Payment of interest rate swaps	(1,017)	—	—	—	(1,017)
Dividends	(13,717)	—	—	3,717	(10,000)

	(15,943)	—	—	3,717	(12,226)

Net (decrease) increase in cash	(41,839)	569	282	—	(40,988)

Cash and cash equivalents, beginning of period	32,069	(1,637)	1,148	—	31,580

Cash and cash equivalents, end of period	$(9,770)	$(1,068)	$1,430	$—	$(9,408)

26

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

As at March 31, 2006

			Subsidiary	Adjustments
	Videotron	Subsidiary	non-	and
	Ltd.	guarantors	guarantors	eliminations	Consolidated

Assets
Current assets:
Cash and cash equivalents	$729	$122	$526	$—	$1,377
Short-term investments	40,000	—	500	—	40,500
Accounts receivable	105,281	7,791	748	—	113,820
Amounts receivable from affiliated companies	237,928	869	28	(225,967)	12,858
Income taxes receivable	431	284	109	—	824
Inventories and prepaid expenses	29,079	6,968	336	—	36,383
Future income taxes	60,151	13,586	—	—	73,737

	473,599	29,620	2,247	(225,967)	279,499

Fixed assets	1,049,274	234,543	3,588	(383)	1,287,022
Goodwill	1,903,756	445,040	—	233,711	2,582,507
Other assets	416,902	178,291	—	(571,024)	24,169
Future income taxes	—	3,159	—	—	3,159

Total assets	$3,843,531	$890,653	$5,835	$(563,663)	$4,176,356

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$6,393	$537	$23	$—	$6,953
Bank indebtedness	9,486	—	—	—	9,486
Accounts payable and accrued liabilities	292,948	22,282	521	(97)	315,654
Amounts payable to affiliated companies	44,055	206,946	293	(225,865)	25,429
Deferred revenue and prepaid services	92,392	31,634	169	—	124,195
Income taxes payable	587	—	—	—	587

	445,861	261,399	1,006	(225,962)	482,304

Deferred revenue	4,028	1,418	33	—	5,479
Future income taxes	125,280	54,370	275	—	179,925
Retractable preferred shares	2,229	—	—	—	2,229
Long-term debt	1,172,270	25,969	—	(25,969)	1,172,270
Non-controlling interest in a subsidiary	—	—	—	716	716

	1,749,668	343,156	1,314	(251,215)	1,842,923

Shareholder’s equity:
Share capital	409,844	165,001	25	(335,026)	239,844
Contributed surplus	4,466,358	709,029	462	(3,428)	5,172,421
(Deficit) retained earnings	(2,759,341)	(326,380)	4,034	26,006	(3,055,681)
Other comprehensive loss	(22,998)	(153)	—	—	(23,151)

	2,093,863	547,497	4,521	(312,448)	2,333,433

	$3,843,531	$890,653	$5,835	$(563,663)	$4,176,356

27

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the three-month period ended March 31, 2006

			Subsidiary	Adjustments
	Videotron	Subsidiary	non-	and
	Ltd.	guarantors	guarantors	eliminations	Consolidated

Revenues	$243,633	$57,285	$1,394	$(277)	$302,035

Direct cost	57,321	19,230	—	(38)	76,513

Operating and administrative expenses	87,246	20,205	929	(239)	108,141

Depreciation and amortization	42,910	6,297	164	(8)	49,363

Financial expenses	16,679	6,036	—	—	22,715

Dividend income from related companies	—	(4,716)	—	4,716	—

Income (loss) before the undernoted	39,477	10,233	301	(4,708)	45,303

Income taxes	10,521	1,998	97	—	12,616

	28,956	8,235	204	(4,708)	32,687

Share in the results of a company subject to significant influence	3,479	45	—	(3,524)	—

Non-controlling interest	—	—	—	(32)	(32)

Net income (loss)	$32,435	$8,280	$204	$(8,264)	$32,655

28

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the three-month period ended March 31, 2006

			Subsidiary	Adjustments
	Videotron	Subsidiary	non-	and
	Ltd.	guarantors	guarantors	eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$32,435	$8,280	$204	$(8,264)	$32,655
Items not involving cash:
Depreciation and amortization	45,363	7,671	164	(8)	53,190
Future income taxes	10,236	1,835	14	—	12,085
Loss on foreign currency denominated debt	296	—	—	—	296
Other	(24,632)	457	—	3,556	(20,619)
Net change in non-cash operating working capital	(44,976)	(15,388)	44	—	(60,320)

	18,722	2,855	426	(4,716)	17,287

Cash flows from investing activities:
Acquisition of fixed assets	(51,104)	(7,634)	(595)	—	(59,333)
Net change in other assets	—	(47)	—	—	(47)
Proceeds from disposals of fixed assets	125	6	—	—	131
Acquisition of marketable securities	—	—	(4)	—	(4)
Acquisition of shares of parent company	—	—	—	—	—
Acquisition of video stores	—	(95)	—	—	(95)

	(50,979)	(7,770)	(599)	—	(59,348)

Cash flows from financing activities:
Increase in long-term debt	245,000	—	—	—	245,000
Repayment of the subordinated loan to parent company	(150,000)	—	—	—	(150,000)
Payment of interest rate swaps	(950)	—	—	—	(950)
Reduction of paid-up capital	(93,749)	—	—	—	(93,749)
Dividends (from) to an affiliated company	(4,716)	—	—	4,716	—
Advance (from) to an affiliated company	(4,022)	4,022	—	—	—

	(8,437)	4,022	—	4,716	301

Net (decrease) increase in cash	(40,694)	(893)	(173)	—	(41,760)

Cash and cash equivalents, beginning of period	25,544	478	676	—	26,698

Cash and cash equivalents, end of period	$(15,150)	$(415)	$503	$—	$(15,062)

29

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2005 and 2006
(in thousands of Canadian dollars)

9.	Contingencies:

On March 13, 2002, a legal action was initiated by the shareholders of a cable company against Videotron Ltd. They contend that Videotron Ltd. did not respect its commitment related to a stock purchase agreement signed in August 2000. The plaintiffs are requesting compensations totalling $26.0 million. Management of the Company claims that the suit is not justified and intends to defend vigorously its case in Court.

In the normal course of its business, the Company is party to various claims and lawsuits. Even though the outcome of these various pending cases as at March 31, 2006 cannot be determined with certainty, the Company believes that their outcome will not have a material adverse impact on its operating results or financial position.

30

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

(signed) Yvan Gingras

By:	Yvan Gingras
Executive Vice-President, Finance
and Operations
Date:	May 19, 2006